EXHIBIT (16.1)

                          [KPMG Peat Marwick LLP Logo]

June 11, 1998



Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for National Auto Finance Company, Inc. and subsidiaries ("NAFI" or the "Company") and, under the date of April 15, 1998, we reported on the consolidated financial statements of NAFI as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997. On May 18, 1998, our appointment as principal accountants was terminated. We have read NAFI's statements included under Item 4 of its Form 8-K dated June 3, 1998. We agree with such statements except to the extent discussed below:

1. We are not in a position to agree or disagree with NAFI's statement that the change of the Company's auditor was recommended and approved by the audit committee of the board of directors.

2. With respect to our association with financial statements filed with the Securities and Exchange Commission, we disagree with NAFI's statement in the third paragraph of Item 4 that "KPMG never expressed an unwillingness to be associated with any of the financial statements prepared by management and filed with the Securities and Exchange Commission." To the contrary, we informed management and the audit committee of the Board of Directors of NAFI that because the Company had not developed a model in accordance with Statement of Financial Accounting Standards No. 125 ("SFAS 125") for valuation of its retained interests in securitizations, we were unable to complete the procedures for a review of interim financial information as contemplated by SAS 71 for the financial statements filed on Form 10-Q for the periods ended March 31, 1997 and June 30, 1997. The need for such a model had been discussed in our February 28, 1997 Management Letter issued to the Company.

With respect to the quarter ended September 30, 1997, we indicated to management and the audit committee that we would not be associated with the Company's initial earnings release because we disagreed with certain assumptions used in their valuation model for the Company's retained interests in securitizations. We recommended that the Company not release earnings until the assumptions and the valuation model could be further evaluated. Management elected to release earnings against our recommendation. Moreover, at the time, NAFI was preparing a registration


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Securities and Exchange Commission
June 11, 1998
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statement for the public sale of additional  shares of common stock. We informed management that we would not consent to the inclusion of our reports in the filing document because of management's release of information with which we disagreed. Management indicated to us that they planned to abort the proposed public offering of common stock.

NAFI subsequently revised its weighted average cumulative net loss estimate to 12% and certain other estimates related to the valuation of its retained interests in securitizations at September 30, 1997. We concurred with the use of this revised loss rate. However, we did not test the mechanics of NAFI's valuation model, its consistency with the legal priority of distributions associated with NAFI's various securitizations, or certain other less significant assumptions used for the quarter. We did, however, tell management that the model needed to be revised to account for cash, which was being trapped in the spread accounts as a result of various securitization performance thresholds not being met. With respect to the September 30, 1997 quarter, we did not complete a review of interim financial information as contemplated by SAS 71 for the financial statements filed on Form 10-Q. Management did not provide us with a representation letter for the quarter.

3. We disagreed with NAFI with respect to estimates of weighted average cumulative net losses used in its valuation model related to retained interests in securitizations. NAFI believed that its historical gross default experience would improve in the future as a result of the Company assuming responsibility for servicing its loans from a third-party servicer. Additionally, NAFI asserted that the Company's recovery rate on repossessed vehicles would improve for similar reasons, and that these factors, when combined, would reduce weighted average cumulative net losses in the future. They further stated that the recovery rate for repossessed vehicles should flatten out at a certain point in the life of the related loan, inasmuch as the vehicles would retain some minimal level of value as basic transportation.

Our disagreement was based on our review of NAFI's static pool loss information, ultimately published in "Management's Discussion and Analysis" in NAFI's December 31, 1997 annual report on Form 10-K. This information indicated that at similar points in time, more recent pools of loans that were serviced almost exclusively by NAFI had generally experienced greater losses than those loans purchased in earlier periods. Moreover, NAFI's reported recovery information in "Management's Discussion and Analysis" of the December 31, 1997 Form 10-K also indicates:

     o    A decrease in recovery percentages from 1995 through 1997, and

     o A decrease in recoveries over time on a static pool basis, whereby, the more time that has passed since the original purchase of the loan, the lower the recovery percentage on repossessed asset liquidation.





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Securities and Exchange Commission
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In light of the foregoing,  we disagreed with NAFI's  assertion in December 1997 in certain private placement prospectuses (copies of which we were not provided until after closing and with which we were not involved) that weighted average cumulative net losses on securitized loans would be approximately 9.87% and with its assertions to us that weighted average cumulative net losses would average between 10% and 11%. Our analysis indicated that weighted average cumulative net losses approximated 12.88% at December 31, 1997. NAFI disagreed with this rate, but used it in the preparation of its December 31, 1997 financial statements.

4. NAFI indicates in the second paragraph of Item 4 that "certain disagreements arose between KPMG and the Company regarding the periodic determination of the carrying value of the Company's retained securitization assets." NAFI later asserts that the various components of its valuation model should be discounted individually and different discount rates applied based upon the different risk characteristics of each component. In this regard, NAFI's retained interests in securitizations represent a single stream of cash flows from each securitization, the components of which are not legally separated. The Company maintained, nevertheless, that the cash flow should be separated into various components and discounted at various stages of the cash flow, in some cases prior to its release from the spread accounts to the Company.

We discussed with NAFI's internal and outside counsel whether different securitization trust cash flows within each securitization were legally separate. We concluded that the securitization structure represented a single security and that a single discount rate should be applied to the stream of cash flows out of the trust to the Company. We also believe that such discounting of the single stream of cash flows out of each securitization trust (commonly referred to as the "cash out" method) is consistent with SFAS 125, paragraph 43, which refers to the calculation as the "present value of estimated expected future cash flows using a discount rate commensurate with the risks involved."

With respect to the discount rate applied to such cash flows, NAFI had applied a discount rate of 11% to expected future cash flows prior to December 31, 1997. The Company maintained that such rate (or, in certain circumstances, a lower rate) was appropriate. We disagreed in that:

a.   Companies   in  the   industry   with   similar   retained   interests   in
     securitizations were discounting such interests at 11% to 15%, with NAFI at the low end of the range of discount rates.

b. The uncertainty associated with NAFI's retained interest asset appeared to have increased significantly in 1997, particularly in the fourth quarter. This was evidenced by an increase in observed and predicted future cumulative net losses on securitized loans as well as by the necessity for NAFI, in September 1997, to enter into an agreement with its bond insurer




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Securities and Exchange Commission
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     related  to  various  securitization  performance  thresholds  for  losses, charge-offs and delinquency in order to provide cash flow to the Company.

c. In December 1997, NAFI experienced an increase compared to prior years in the effective borrowing rate at which it financed its operations. This, in our view, provided third-party evidence of an increase in the underlying risk associated with its operations.

Based on these points, we recommended the application of a discount rate of 14% to the estimated expected future cash flows from the securitizations to NAFI. The Company could not provide adequate support for the lower discount rates it wished to apply given the limited, and in some cases, non-existent market for these components. The Company did convey a small number of anecdotal situations that were attributed to accountants from other Big Six accounting firms and certain "industry experts". In addition, the Company provided us with a spreadsheet containing summarized, inconclusive information about five other companies which NAFI believed were comparable. We did not feel that the Company had provided adequate support for us to change our position. NAFI disagreed, but used the 14% rate applied to a single stream of cash flows in the preparation of its December 31, 1997 financial statements.

5.  We are not in a  position  to  agree  or  disagree  with  NAFI's  statements regarding the substance of their discussions with "two accounting firms, including BDO, two investment banks specializing in asset-backed securitizations, a commercial bank that regularly securitizes its own assets, and the leading securitization bond insurer in the non-prime automobile finance industry" related to accounting for retained interests in securitizations under SFAS 125. As previously stated, the information provided to us by NAFI was largely anecdotal, and consisted principally of a single page summary of certain assumptions believed by the Company to be used by certain other finance companies in valuing securitization assets. Such summary was neither comprehensive nor conclusive in our view.

6. With respect to KPMG's "national position", local engagement teams regularly consult with the national office of KPMG on matters of accounting and auditing. In this case, we concluded that a "cash out" methodology to measure the fair value of retained interests in securitizations by discounting a single stream of the expected future cash flows out of the securitization, was consistent with SFAS 125, as opposed to the discounting of multiple components within the securitization, as NAFI asserted.

7. With respect to the December 31, 1997 valuation of NAFI's retained interests in securitizations, in NAFI's annual report on Form 10-K, the Company states that such valuation "will also require a restatement of the results of operations of each of the first, second and third quarters of 1997 to allocate the effects of the adjustment derived therefrom appropriately throughout such quarters". We advised NAFI that we had not completed our review of such




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Securities and Exchange Commission
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restatement as of Friday,  May 15, 1998 when NAFI filed its quarterly  report on
Form 10-Q. We were unable to complete our review of the planned restatement because the Company dismissed us on Monday, May 18, 1998. We did not complete a review of the March 31, 1998 interim financial information as contemplated by SAS 71 for the financial statements filed on Form 10-Q. Management did not provide us with a representation letter for the quarter.

8. During 1997, the Company capitalized approximately $1.3 million of costs related to construction of its loan service center in Jacksonville, Florida and also to development and modification of software to be used by the service center. We disagreed with the capitalization of approximately $900,000 of such capitalized costs, which related to administrative employee compensation, travel, consulting studies, and other non-capitalizable expenditures. The Company expensed the amounts with which we disagreed at December 31, 1997.

9. NAFI states in the sixth paragraph of Item 4 that "the taxes to be recorded in connection with the reorganization of the Company from a partnership to a corporation should have been an adjustment to paid in capital, and not an adjustment to the Company's net income for 1997." We are not in a position to agree or disagree with NAFI's statement that Coopers and Lybrand agreed with the Company's statement. We disagreed with the Company, because paragraph 28 of SFAS 109 requires that such taxes be reported in the income statement.

                                * * * * * * * * *

The Company filed the above referenced Form 8-K on June 3, 1998 prior to our obtaining a copy of such Form 8-K for review. The aforementioned comments are in response to such 8-K filing.

                                              Very truly yours,

                                             /s/ KPMG Peat Marwick LLP